UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Amendment No. 1

Under the Securities Exchange Act of 1934

ORBITAL TRACKING CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68558X 100

(CUSIP Number)

Theresa Carlise

c/o Orbital Tracking Corp.

18851 NE 29th Avenue, Suite 700

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68558X 100

1.	Name of Reporting Person

Theresa Carlise

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [  ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 203,333 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

203,333 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

7.98% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes options to purchase 208,333 shares of common stock. The options have a weighted exercise price of $0.52 per share, fully vested and have a weighted average term of 5.3 years. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

(2)	As of December 18, 2018, based on Issuers common stock of 936,519; 364,258 common shares issuable upon conversion of Preferred Stock of Issuer, subject to 9.99% beneficial ownership limitations and 1,245,667 for options and warrants exercisable within 60 days, as of December 18, 2018, or at total of 2,546,444.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Orbital Tracking Corp., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

Item 2.	Identity and Background

(a)	This statement is being filed by Theresa Carlise (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is c/o Orbital Tracking Corp., 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(c)	The Reporting Person is the Chief Financial Officer, Secretary and Treasurer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

On December 22, 2015, the Issuer issued the Reporting Person options to purchase up to 3,333 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $7.50 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 25,000 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $1.50 per share, vest and are exercisable immediately, and have a term of 10 years.

On June 14, 2018, the Issuer issued the Reporting Person options to purchase up to 50,000 shares of common stock under the 2018 Incentive Plan. The options have an exercise price of $1.50 per share, vest in equal quarterly installments starting July 1, 2018 over the next two years and expire on July 1, 2021.

On December 18, 2018, the Issuer cancelled 37,500 options which represented the unvested portion issued previously under the 2018 Incentive Plan.

Also, on December 18, 2018, the Issuer issued the Reporting Person options to purchase up to 162,500 shares of common stock under the 2018 Incentive Plan. The options have an exercise price of $0.15 per share, are fully vested and expire on December 17, 2023.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person has been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 203,333 shares of the Issuer’s common stock, which represents approximately 7.98% of the Issuer’s common stock of 936,519, 364,258 common shares issuable upon conversion of Preferred Stock, subject to 9.99% beneficial ownership limitations, 1,245,667 for options and warrants exercisable within 60 days, as of December 18, 2018, or at total of 2,546,444.

(b)	The Reporting Person is deemed to hold sole voting power over 0 shares of common stock and sole dispositive power over 203,333 shares of common stock, including 203,333 shares of common stock issuable upon exercise of options. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

(c)	None.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 22, 2015, the Issuer issued the Reporting Person options to purchase up to 3,333 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $7.50 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 25,000 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $1.50 per share, vest immediately, and have a term of 10 years.

On June 14, 2018, the Issuer issued the Reporting Person options to purchase up to 50,000 shares of common stock under the 2018 Incentive Plan. The options have an exercise price of $1.50 per share, vest in equal quarterly installments starting July 1, 2018 over the next two years and expire on July 1, 2021.

On December 18, 2018, the Issuer cancelled 37,500 options which represented the unvested portion issued previously under the 2018 Incentive Plan.

Also, on December 18, 2018, the Issuer issued the Reporting Person options to purchase up to 162,500 shares of common stock under the 2018 Incentive Plan. The options have an exercise price of $0.15 per share, are fully vested and expire on December 17, 2023.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018	/s/ Theresa Carlise
Theresa Carlise